UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EMERGENT CAPITAL, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

29102N105
(CUSIP Number)

Brett Lawrence Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 212-806-5422
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert C. Knapp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
0 (See Item 5)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides P Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides Partners Special Situations Master Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides Partners Special Situations Master Fund III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

This Amendment No. 2 (the "Amendment No. 2") to Schedule 13D relates to the Schedule 13D filed on August 4, 2017 (the "Original Schedule 13D", as amended by that Amendment No. 1 to the Schedule 13D filed on August 24, 2017, the "Amended Schedule 13D") by Ironsides Partners LLC ("Ironsides"), Robert C. Knapp, Ironsides P Fund L.P. ("P Fund") and Ironsides Partners Special Situations Master Fund II L.P. ("Master Fund") relating to the common stock, $0.01 par value (the "Common Stock") of Emergent Capital, Inc. (the "Issuer").

Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Amended Schedule 13D.

Except as specifically amended by this Amendment No. 2, the Amended Schedule 13D is unchanged.

Item 2.  Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended and restated to read in full as follows:

"a.  Name

This Statement is being filed by Ironsides Partners LLC ("Ironsides"), Robert C. Knapp, Ironsides P Fund L.P. ("P Fund"), Ironsides Partners Special Situations Master Fund II L.P. ("Master Fund") and Ironsides Partners Special Situations Master Fund III L.P. ("Fund III") (together, the "Reporting Persons").

b.  Residence or Business Address

The business address of the Reporting Persons is c/o Ironsides Partners LLC, 100 Summer Street, Suite 2705, Boston, MA 02110.

c.  Occupation

Ironsides provides investment management services and serves as the investment manager of Master Fund and Fund III.  Master Fund and Fund III are Cayman Islands exempted limited partnerships which invest in securities and engages in all related activities and transactions.

Mr. Knapp is the President and Managing Director of Ironsides and the sole managing member of RCK Holdings LLC ("RCK Holdings"), which, in turn, is (i) 99% owner and the sole manager of Ironsides and (ii) the sole member of (A) Ironsides Partners Special Situations Fund GP LLC, a Delaware limited liability company, which is the General Partner of Master Fund, (B) Ironsides Partners Special Situations Fund III GP, LLC, a Delaware limited liability company, which is the General Partner of Fund III and (C) Ironsides P Fund GP LLC, a Delaware limited liability company, which is the General Partner of P Fund, a Delaware limited partnership which invests in securities and engages in all related activities and transactions.

d. – e.   Convictions and Civil Judgments

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

f.  Citizenship

Ironsides is a Delaware limited liability company, P Fund is a Delaware limited partnership, Master Fund is an exempted Cayman Islands limited partnership, Fund III is an exempted Cayman Islands limited partnership and Mr. Knapp is a citizen of the United States of America."

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended and restated to read in full as follows:

"The Issuer's 5.00% Senior Unsecured Convertible Notes due 2023 (the "5.00% Convertible Notes") held as of August 4, 2017 by the Reporting Persons were acquired in connection with the consummation of a series of transactions to effect a recapitalization of the Issuer (the "Recapitalization Transactions") including the settlement of an Offer to Exchange, dated April 18, 2017 (the "Exchange Offer"), which, subject to certain conditions, provided that for each $1,000 in principal amount of the Issuer's 8.50% Senior Unsecured Convertible Notes due 2019 (the "8.50% Convertible Notes") accepted for exchange by the Issuer in the Exchange Offer, holders of such 8.50% Convertible Notes would receive (i) $1,000 in principal amount of 5.00% Convertible Notes plus an additional amount of 5.00% Convertible Notes equal to accrued and unpaid interest through and excluding the settlement date of the Exchange Offer on the 8.50% Convertible Notes tendered and accepted by the Issuer in the Exchange Offer and (ii) the right to subscribe in a rights offering (the "Rights Offering") for 500 shares of Common Stock at a price of $0.20 per share.  The warrants to purchase Common Stock (the "Common Stock Purchase Warrants") held by the Reporting Persons were acquired in connection with the Rights Purchase Agreement (as defined below), whereby rights to purchase shares of Common Stock in the Rights Offering were sold in exchange for the right to receive Common Stock Purchase Warrants.

On August 17, 2017, the Reporting Persons acquired an additional $3,000,000 in aggregate principal amount of 5.00% Convertible Notes for an aggregate purchase price of $1,957,500, which was paid out of the working capital of P Fund.

On August 18, 2017, the Reporting Persons acquired an additional $2,000,000 in aggregate principal amount of 5.00% Convertible Notes for an aggregate purchase price of $1,350,000, which was paid out of the working capital of P Fund.

On August 25, 2017, the Reporting Persons acquired an additional $2,000,000 in aggregate principal amount of 5.00% Convertible Notes for an aggregate purchase price of $1,400,000, which was paid out of the working capital of P Fund.

On September 5, 2017, the Reporting Persons acquired an additional $1,000,000 in aggregate principal amount of 5.00% Convertible Notes for an aggregate purchase price of $700,000, which was paid out of the working capital of P Fund.

On December 28, 2017, the Reporting Persons acquired an additional $8,068,000 in aggregate principal amount of 5.00% Convertible Notes for an aggregate purchase price of $4,941,650, which was paid out of the working capital of Fund III."

Item 4.  Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended and restated to read in full as follows:

"The 5.00% Convertible Notes held as of August 4, 2017  and Common Stock Purchase Warrants held as of August 4, 2017 were acquired by the Reporting Persons in connection with the consummation of the Recapitalization Transactions.  The 5.00% Convertible Notes acquired by the Reporting Persons on August 17, 2017, August 18, 2017, August 25, 2017, September 5, 2017 and December 28, 2017 were acquired in open market transactions.  The Reporting Persons still continue to hold $500 in aggregate principal amount of 8.50% Convertible Notes that were not accepted for exchange in the Exchange Offer.  As part of the Recapitalization Transactions, pursuant to the Designation Agreement (as defined below), Mr. Knapp was appointed to the board of directors of the Issuer (the "Board"), effective as of July 28, 2017.

Subject to Mr. Knapp's duties as a member of the Board, depending on various factors, including the Issuer's financial position and strategic direction, the price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons' economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D."

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended and restated to read in full as follows:

"a.  As of January 2, 2018, the Reporting Persons are not beneficial owners of the Issuer's Common Stock.  Notwithstanding, as of January 2, 2018, the Reporting Persons held (a) $46,420,665 in aggregate principal amount of 5.00% Convertible Notes, (b) $500 in aggregate principal amount of 8.50% Convertible Notes and (c) Common Stock Purchase Warrants to purchase up to 2,000,000 shares of Common Stock. If fully convertible or exercisable, the Reporting Persons would own (i) 23,210,333 shares of Common Stock in respect of the conversion of the 5.00% Convertible Notes (representing 12.96% of the outstanding shares of Common Stock), (ii) 75 shares of Common Stock in respect of the conversion of the 8.50% Convertible Notes (representing less than .01% of the outstanding shares of Common Stock) and (iii) 2,000,000 shares of Common Stock in respect of the exercise of the Common Stock Purchase Warrants (representing 1.27% of the outstanding shares of Common Stock), and if all 8.50% Convertible Notes, 5.00% Convertible Notes and Common Stock Purchase Warrants held by P Fund, Master Fund and Fund III, as applicable, were converted or exercised, the Reporting Persons would own, in the aggregate, 25,210,408 shares of Common Stock representing 13.92% of the outstanding shares of Common Stock.1  As of January 2, 2018, P Fund held $29,447,283 in aggregate principal amount of 5.00% Convertible Notes, representing 14,723,642 shares of Common Stock issuable upon conversion of such 5.00% Convertible Notes and a Common Stock Purchase Warrant exercisable into 1,413,206 shares of Common Stock.  As of January 2, 2018, Master Fund held $8,905,382 in aggregate principal amount of 5.00% Convertible Notes, representing 4,452,691 shares of Common Stock issuable upon conversion of such 5.00% Convertible Notes, $500 in aggregate principal amount of 8.50% Convertible Notes, representing 75 shares of Common Stock issuable upon conversion of such 8.50% Convertible Notes and a Common Stock Purchase Warrant exercisable into 586,794 shares of Common Stock.  As of January 2, 2018, Fund III held $8,068,000 in aggregate principal amount of 5.00% Convertible Notes, representing 4,034,000 shares of Common Stock issuable upon conversion of such 5.00% Convertible Notes.  By virtue of his relationship with P Fund, Master Fund, Fund III and Ironsides, Mr. Knapp may have been deemed to be the beneficial owner of the 8.50% Convertible Notes held by Master Fund, the 5.00% Convertible Notes held by P Fund, Master Fund and Fund III and the Common Stock Purchase Warrants held by P Fund and Master Fund.  The conversion of the 5.00% Convertible Notes and the 8.50% Convertible Notes and the exercise of the Common Stock Purchase Warrants are subject to a limitation imposed by Florida State law that voids any conversion of the 5.00% Convertible Notes and the 8.50% Convertible Notes and the exercise of the Common Stock Purchase Warrants to the extent that, after such conversion or exercise, the holder thereof would, directly or indirectly, own more than 10% of the outstanding shares of Common Stock, unless such holder has first applied for and obtained regulatory approval from the Florida Office of Insurance Regulation.  The Reporting Persons have not sought, and have no intention to seek, such approval, and as such, the Reporting Persons may convert the 5.00% Convertible Notes and/or the 8.50% Convertible Notes and exercise the Common Stock Purchase Warrants into no more than approximately 17,130,7802 shares of Common Stock.

1 Based on 155,907,399 shares of Common Stock outstanding as of November 1, 2017, as reported by the Issuer in its Form 10-Q filed on November 2, 2017.
2 This amount represents approximately 9.90% of the shares of Common Stock on an as converted basis, assuming 155,907,399 shares of Common Stock are outstanding immediately prior to the conversion of the 5.00% Convertible Notes and/or the 8.50% Convertible Notes and/or exercise of the Common Stock Purchase Warrants.

b.  By reason of his control of Ironsides and the General Partner of each of Master Fund, Fund III and P Fund as described in Item 2, Mr. Knapp may be deemed to possess the power to vote and dispose of the securities directly owned by Master Fund, Fund III and P Fund.

c.  The transactions with respect to the Issuer effected by the Reporting Persons in the past 60 days are set forth below.

Transactions in securities of Emergent Capital, Inc. convertible or exercisable into Common Stock during the preceding 60 days
Transaction Date	Party	Security	Acquired/Disposed	Amount	Price
12/28/2017	Fund III	5.00% Convertible Notes	Acquired	$8,068,000	$4,941,650 (acquired in an open market transaction at 61.25% of par)

d.  No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

e.  Not applicable."

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended and restated to read in full as follows:

"Exhibit I: Agreement of Joint Filing pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.

Exhibit II: Master Transaction Agreement, dated as of March 15, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Ironsides P Fund L.P., and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Exhibit (d)(11) to Amendment No. 3 to Schedule TO of the Issuer filed on June 7, 2017).

Exhibit III: Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Exhibit (d)(12) to Amendment No. 3 to Schedule TO of the Issuer filed on June 7, 2017).

Exhibit IV: Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Exhibit (d)(20) to Amendment No. 5 to Schedule TO of the Issuer filed on June 21, 2017).

Exhibit V: Rights Purchase Agreement, entered into as of July 6, 2017, by and among Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P. as Sellers thereunder and PJC Investments, LLC as Purchaser thereunder.

Exhibit VI: Board Designation Agreement, dated as of July 28, 2017, by and among Emergent Capital, Inc., Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Exhibit 10.7 to the current report on Form 8-K of the Issuer filed on August 1, 2017).

Exhibit VII: Registration Rights Agreement, dated as of July 28, 2017, by and among Emergent Capital, Inc., and the holders party thereto (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K of the Issuer filed on August 1, 2017).

Exhibit VIII: Amended and Restated Agreement of Joint Filing pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2018

IRONSIDES PARTNERS LLC

By:	/s/ Robert Knapp
	Name:	Robert Knapp
	Title:	President

Robert C. Knapp

By:	/s/ Robert Knapp

IRONSIDES P FUND L.P.

By:	Ironsides P Fund GP LLC, its General Partner

By:	/s/ Robert Knapp
	Name:	Robert Knapp
	Title:	Manager

IRONSIDES PARTNERS SPECIAL SITUATIONS MASTER FUND II L.P.

By:	Ironsides Partners Special Situations Fund GP LLC, its General Partner

By:	/s/ Robert Knapp
	Name:	Robert Knapp
	Title:	Manager

IRONSIDES PARTNERS SPECIAL SITUATIONS MASTER FUND III L.P.

By:	Ironsides Partners Special Situations Fund III GP LLC, its General Partner

By:	/s/ Robert Knapp
	Name:	Robert Knapp
	Title:	Manager